FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 12, 2006 announcing that its Spacenet subsidiary has launched a wide range of full-time and on-demand Connexstar CI™ broadband services designed specifically for the Cisco® IP VSAT Satellite WAN Network Module (“VSAT NM”).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 13, 2006

Gilat’s Spacenet subsidiary offers enterprise services in the United States for the new Cisco IP VSAT Satellite WAN Network Module

Petah Tikva, Israel, June 12, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its Spacenet subsidiary has launched a wide range of full-time and on-demand Connexstar CI™ broadband services designed specifically for the Cisco® IP VSAT Satellite WAN Network Module (“VSAT NM”). Spacenet is currently the only certified service provider for the Cisco VSAT NM in the United States, and is also able to provide services internationally through its Global Services Alliance.

The Cisco VSAT NM provides a Gilat SkyEdge-compatible satellite broadband system that can be integrated directly into Cisco’s 2800/3800 Integrated Service Routers or 2600XM, 2691 and 3700-series access routers. This enables customers to easily deploy a VSAT satellite wireless networking solution that can be used for primary or backup connectivity, multicast data distribution, VoIP, disaster recovery solutions and more. Spacenet has created an informational website about enterprise satellite broadband and the services for the VSAT NM at www.spacenet.com/cisco.

Customers purchasing the VSAT NM can contact Spacenet or a Spacenet authorized channel partner for the data network service to be used with the network module. Spacenet’s new Connexstar CI services for the Cisco VSAT NM include narrowband or broadband (up to 2 Mbps) full-time services, or usage-based services designed specifically for backup or disaster recovery needs. These services are enterprise-grade offerings with high uptime backed by SLAs for reliability and a choice of on-site maintenance options.

Spacenet delivers services to more than 80,000 VSATs and approximately 100 government and enterprise customers nationwide, including some of the world’s largest managed WANs. VSAT is especially valuable as a backup connectivity platform because its wireless technology bypasses the wireline last-mile infrastructure for availability even in the case of a local telephone company outage or disaster. Spacenet’s Connexstar CI on-demand services also include advanced SmartCare monitoring and reporting tools, as well as optional integrated applications such as multicast file delivery.

“Spacenet is proud to be the first services provider in the United States to deliver solutions packages for the Cisco VSAT NM,” said Spacenet Acting CEO Glenn Katz. “Spacenet has years of experience in supporting mission-critical enterprise and government VSAT networks, so customers seeking to deploy the Cisco VSAT NM can be confident that they will receive dependable, high-performance services. We look forward to supporting this new product combining Cisco and Gilat technology, and introducing the benefits of Spacenet’s satellite broadband services to a new group of enterprise and government customers.”

About Spacenet
Spacenet is a services group of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Spacenet Inc., based in McLean, Virginia, offers connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com